[ESSA BANCORP, INC. LETTERHEAD]

May 6, 2011

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	ESSA Bancorp, Inc.
Form 10-Q for Fiscal Quarter Ended December 31, 2010
File No. 001-33384

Dear Ms. Blume:

The following sets forth the responses of ESSA Bancorp, Inc. (the “Company”) to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) on the Company’s quarterly report on Form 10-Q for the quarter ended December 31, 2010 (the “Form 10-Q”) in the Staff’s letter dated April 15, 2011 (the “Comment Letter”). The Company acknowledges that the adequacy and accuracy of the disclosures in any Company filing are the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q as of December 31, 2010

Note 8 – Loans Receivable, Net and Allowance for Loan losses, page 9

1.	We note your response to comment 1 of our letter dated February 5, 2011, where you state, “Once a loan is deemed to be impaired, if we do not already have an appropriate independent valuation dated within the last 12 months, we will secure one.” We also note your statement that once a loan is considered impaired “we will order a new appraisal/evaluation immediately.” Please reconcile these statements as it appears they conflict with one other.

Response

In our response to comment 1 of your letter dated February 5, 2011, our statement that once a loan is considered impaired “we will order a new appraisal/evaluation immediately” should be qualified to read “we will order a new appraisal/evaluation if we do not already have an independent valuation dated within the last 12 months.”

2.	We also note your statement that if the newly deemed impaired loan’s collateral appraisal is not received in time to use in the current quarter, you will utilize the most recent appraisal in hand and then make an appropriate adjustment in the subsequent quarter. Please clarify whether you make any adjustments to the most recent appraisals in the current quarter ( in order to estimate a fair value) or if you simply use the value of the most recent appraisal to determine fair value and wait until the subsequent quarter to make any adjustments based on the new appraisal. Clarify how the adjustment you are making is calculated.

Ms. Sharon Blume

May 6, 2011

Response

We use the most recent real estate appraisal in the current quarter to determine fair value, along with our standard discounts for reasonable selling expenses and potential price concessions. These discounts are derived from our knowledge of our current market environment based on new loan originations, collection efforts, discussions with real estate professionals and real estate developers in our market. Thereafter, once the updated independent appraisal is completed, we utilize it in a similar fashion.

3.	As a related matter, we note your response to comment 3 of our letter dated February 5, 2011. Based on our review of your response, it appears that your external appraisals are often dated 5-9 months after the impairment date or are dated 3-4 months before the impairment date. We also note that you applied a 20% to 25% discount on all of the appraised values in calculating the excess collateral value. Please see the following comments:

•

Please tell us why you believe utilizing third party appraisals that are greater than three months are still relevant considering the rapidly changing economic environment. In order to mitigate the risk that the collateral value has not decreased since the most recent third party appraisal, please tell us the procedures you perform to monitor the loans, with appraisals greater than three months old, between the receipt of an original appraisal and the updated appraisal.

•

Please tell us how you determined the discount percentage to apply to the various properties appraised values. Please explain why you sometimes applied a 20% discount and other times you applied a 25% discount. Please tell us why you believe these discounts are appropriate and why you do not believe a deeper or just different discount was necessary given the time lapse in between the date of the appraisal and the time the loan was impaired. Please provide us a comprehensive and detailed response explaining how you determined your methodology for applying appropriate discounts to your third party appraisals and why you believe this methodology is appropriate and in accordance with the accounting guidance. Please cite the necessary guidance from the Codification that supports your methodology.

•

For property #919, we note that you conducted an in-house valuation using a cost approach on the four-unit apartment building. Please tell us why you did not obtain a third party appraisal for this property. Further, in comment 2 we asked that you discuss the situations in which you do not obtain external appraisals; yet this property was not discussed in your response. Please advise.

Response

•

The vast majority of our impaired loans are single family, residential mortgage loans. Further, those loans are virtually all made within an eight county area of Pennsylvania. This is a marketplace with which we are very familiar, via varied discussions with area appraisers,

Ms. Sharon Blume

May 6, 2011

realtors, developers and governmental officials, plus knowledge derived from our own collection of data from properties we have appraised multiple times for either loan servicing or refinance purposes. While our marketplace has experienced some decline in real estate values, they have not declined to the magnitude that many markets have experienced across the United States. We would not characterize the decline as rapid.

Utilizing appraisals greater than 3 months old, therefore, is warranted. Note that our internal policy regarding the frequency of appraisals for non-performing loans is consistent with industry standards, including Freddie Mac’s loan servicing requirements and those of the mortgage insurance companies that insure a portion of our loans. Monitoring of homogenous loans is typically restricted to payment history.

We do have some non-homogenous loans, including commercial real estate loans and multi-family loans, that are impaired. For these loans, we also will secure new appraisals/evaluations on an annual basis. In the interim, in those instances when we have a cooperating borrower, we will monitor the loan with a combination of periodic income/expense statements, rent rolls, tax returns, inspections and other similar mechanisms. In the interim, in those instances when we do not have a cooperating borrower, we will use the most recent appraisal along with our standard discounts, or depending on the age of the appraisal, a more aggressive discount.

•

For single family, owner-occupied residential mortgage loans, we typically utilize a discount of 20%. For 1-4 unit investment properties and commercial real estate properties, we will employ a 25% discount. The discounts were determined as a reflection of our overall experience, our estimate of reasonable selling expenses plus a reduction in price necessary to reduce our holding time of said property. When warranted by our experience with prior properties having like characteristics and appeal to the marketplace, we will consider revising the level of discount. In support of this methodology, the Company considered the guidance found in ASC paragraphs 310-10-35-20 through 310-10-35-29. As mentioned above, depending upon the age of the appraisal and discernable market conditions since the date of that appraisal, we may be more conservative in estimating current value (and therefore our specific allowance) by discounting that appraisal more aggressively than we would a more current appraisal. Then, once a current appraisal is in hand, we would utilize it along with the more customary discount.

•

In one instance (property #919), a four-family investment property, troubled debt restructure, we initially estimated a value by first utilizing current rent rolls, expenses and vacancy rates to determine what the maximum loan amount the property would support at market interest rates and terms, and then estimating the property value in relationship to that maximum loan using customary down payment requirements. This action was not typical of our practice and we subsequently secured an appraisal of said property. We initially used an in-house estimate employing the income approach in order to immediately establish a specific reserve at the time the troubled debt was restructured, before we had benefit of an independent appraisal. Said loan has been paying as agreed for more than one year.

Ms. Sharon Blume

May 6, 2011

Note 12 – Fair Value Measurement, page 14

4.	We note your response to comment 5 of our letter dated February 5, 2011, stating that you generally determine the fair value of a loan’s collateral based upon external appraisals less an appropriate discount for reasonable selling expenses and possible price concessions to shorten your holding times, should the property be required to be repossessed. Please tell us if these discounts are considered significant adjustments. If so, please explain why you still believe the valuation represents a Level 2 fair value measurement. Please also tell us if there were any other significant adjustments made to the appraisals for the commercial impaired loans and if so, why you believe these loans utilize Level 2 inputs as opposed to Level 3 inputs.

Response:

Based on our interpretation of the guidance under ASC 820-10, and further consideration of the comments made in the Comment Letter management concludes that since management has applied a discounting philosophy, these loans would more appropriately be classified as level three measurements. In all future filings, management will classify such impaired loans as level three fair values.

Sincerely,

/s/ Allan A. Muto
Allan A. Muto
Executive VP and CFO

cc:	Ms. Babette Cooper, Securities & Exchange Commission